Filed by The Quaker Oats Company
                           Pursuant to Rule 425 under the Securities Act of 1933

                                        Subject Company: The Quaker Oats Company
                                                  Commission File No.: 001-00012



PepsiCo and Quaker Oats will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by PepsiCo free of charge by requesting them in writing from PepsiCo, Inc., 700 Anderson Hill Road, Purchase, New York 10577,
Attention: Secretary, or by telephone at (914) 253-2000. You may obtain documents filed with the SEC by Quaker Oats free of charge by requesting them in writing from The Quaker Oats Company, 321 North Clark Street, Chicago, Illinois 60610, Attention: Corporate Secretary, or by telephone at (312) 222-7111.

PepsiCo and Quaker Oats, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of PepsiCo and Quaker Oats in connection with the merger. Information about the directors and executive officers of PepsiCo and their ownership of PepsiCo shares is set forth in the proxy statement for PepsiCo's 2000 annual meeting of shareholders. Information about the directors and executive officers of Quaker Oats and their ownership of Quaker Oats stock is set forth in the proxy statement for Quaker's 2000 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when its becomes available.



The following press release was disseminated on December 4, 2000:

                             NEWS FROM PEPSICO, INC.
      Purchase, New York     Telephone 914-253-2725     www.pepsico.com

Contact:    Richard M. Detwiler, Jr.
            Vice President, Public Relations
            or
            Mark Dollins at The Quaker Oats Company
            312-222-7399

PEPSICO TO ACQUIRE THE QUAKER OATS COMPANY
------------------------------------------

ACQUISITION CREATES BIG GROWTH OPPORTUNITIES AND
SYNERGIES ACROSS SNACK AND BEVERAGE PORTFOLIO;
COMBINATION ALSO TO ACCELERATE LEADERSHIP CHANGES

PURCHASE, NY and CHICAGO, IL, Dec. 4 -- PepsiCo, Inc. and The Quaker Oats Company said today they have reached an agreement for PepsiCo to acquire Quaker in a tax-free transaction which features PepsiCo exchanging 2.3 shares of its stock for each share of Quaker, up to a maximum value of $105 for each Quaker share. There is no guaranteed price protection or "collar." However, if the value to Quaker shareholders falls below $92 per share, there is a provision for Quaker to exit the deal without penalty.

The addition of Quaker is expected to be accretive to PepsiCo's earnings per share in the first full year and thereafter. The acquisition will immediately improve PepsiCo's return on invested capital by 200 basis points. The addition of Quaker will also enhance PepsiCo's ongoing sales and profit growth rates. The transaction will be accounted for as a pooling of interests and is expected to close in the first half of next year, subject to approval by PepsiCo and Quaker shareholders and expiration of the Hart-Scott-Rodino Antitrust waiting period and other customary approvals. PepsiCo also said the stock transaction would require the issuance of approximately 315 million new shares to Quaker shareholders.

"This will be a truly outstanding combination," said Roger A. Enrico, PepsiCo Chairman and Chief Executive Officer. "Bringing together Quaker and PepsiCo creates a wealth of exciting growth opportunities as well as important cost and selling synergies. It is also very consistent with our sharp focus on convenient food and beverages."

Quaker Chairman Robert S. Morrison said, "Over the last three years, The Quaker Oats Company has outpaced the growth of the U.S. food and beverage industry. It's a testament to our strong brands, talented people and operating effectiveness. Combining with the world-renowned PepsiCo organization will unleash the tremendous global growth potential of the Gatorade brand and leverage the strengths of our foods business."

Roger Enrico also announced today that the PepsiCo board has accepted his recommendation to make several management changes when the transaction closes.

"As this deal got closer to becoming a reality, our focus shifted to implementation and that's all about leadership, which is another great asset that PepsiCo and Quaker share," Enrico said. "Bob Morrison and the entire Quaker management team have done an outstanding job and we are looking forward to welcoming them to PepsiCo."

"Thinking about Bob's role led me to reconsider my role and that of Steve Reinemund, our President and Chief Operating Officer, who we'd already decided would succeed me as CEO and Chairman," Enrico continued. "It became clear that Bob and I should share the same priorities -- working closely with Steve to ensure that PepsiCo stays on the steady course we've engineered over the last four years, and that the Quaker integration is quickly accretive from the top line to the bottom line and from a cash flow and people standpoint."

"That led me to recommend several important moves to the Board, which they intend to make when the deal is completed. Bob Morrison and I will become Vice Chairmen, and Steve Reinemund will become Chairman and CEO. In addition, PepsiCo's Chief Financial Officer, Indra Nooyi, will become President at that time, while retaining her Chief Financial Officer responsibilities."

"My commitment to PepsiCo is exactly the same and my timing has not changed," said Enrico. "Steve and I will continue working together closely as we have been this past year, sharing responsibilities for leading and running the company. Bob will join us in that partnership and we both look forward to working with him." Morrison, who will be nominated for election to the Board, will continue to serve as Chairman, President and CEO of Quaker when it becomes part of PepsiCo. Quaker will continue to be operated out of Chicago with Morrison's current leadership team.

In her new role as President and CEO, Nooyi will also be nominated for election to the Board. She will be responsible for corporate staff functions, including legal, human resources and corporate communications, in addition to her current CFO duties overseeing finance, strategic planning, mergers and acquisitions, information technology, advanced technologies and procurement. "Indra's contributions to PepsiCo have been enormous and she will make a great President," said Enrico. "She is a terrific addition to our world-class board and her perspective will be invaluable."

The acquisition of Quaker provides PepsiCo with several key strategic and economic benefits:

o Quakers powerful Gatorade brand, the world's number one sports drink, will make PepsiCo the clear leader in non-carbonated beverages, the fastest growing sector of the beverage industry. Additionally, leveraging the much larger scale of Gatorade's vast warehouse distribution system will enable PepsiCo's Tropicana juice unit to gain the scale it needs to make its ambient juice brands stronger and more profitable.

o Quaker's rapidly expanding snack business -- including granola bars, rice snacks and fruit and oatmeal bars -- is highly complementary to PepsiCo's Frito-Lay unit, the world leader in salty snacks. The Quaker brand will extend PepsiCo's reach into morning on-the-go meal occasions, snacks aimed at kids and grain-based snacks. Distributing Quaker's snacks through Frito-Lay's vast distribution system will create very substantial growth opportunities both in the U.S. and internationally.

o Quaker's highly profitable non-snack food business (with leading brands like Quaker Oatmeal, Life and Cap'n Crunch cereals, Rice a Roni and Aunt Jemima syrup) generates hundreds of millions of dollars in cash, and through increased innovation and efficiencies can continue to provide steady profit growth and substantial free cash flow.

Combining PepsiCo and Quaker will create a company with an exceptionally strong position in the rapidly growing market for convenient foods and beverages. The combined company, which will retain the PepsiCo name, will have pro forma revenues of $25 billion. Its expected market capitalization of more than $80 billion will place it among the world's five largest consumer products companies.

Merrill Lynch served as advisor to PepsiCo, Inc. and Goldman Sachs served as lead advisor to Quaker Oats. JP Morgan also served as an advisor to Quaker Oats.

PepsiCo will hold a presentation for investors regarding the transaction that will be available via webcast and telephone at 9:00 a.m. (Eastern Standard Time) today. Investors interested in accessing the webcast may do so through PepsiCo's website (www.PepsiCo.com) or directly at www.vcall.com/NASApp/Vcall/EventPage?ID=57020. Investors interested in listening to the presentation by telephone should call 1-800-946-0719, the reservation number required for the call is 496950. The presentation will be repeated for those interested in listening later.

Safe Harbor Statement
---------------------

This release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectation and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about future financial operating results and benefits of the pending merger between PepsiCo, Inc. and The Quaker Oats Company. Factors that could cause actual results to differ materially from those described herein include: the inability to obtain shareholder or regulatory approvals; actions of the U.S., foreign and local governments; the inability to successfully integrate the businesses of PepsiCo, Inc. and The Quaker Oats Company; costs related to the merger; the inability to achieve cost-cutting synergies resulting from the merger; changing consumer or marketplace trends: and the general economic environment. Neither PepsiCo, Inc. nor The Quaker Oats Company is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

We urge investors to read the Proxy Statement/Prospectus and any other relevant documents that PepsiCo, Inc. and The Quaker Oats Company have filed and will file with the Securities and Exchange Commission because they contain important information.

                                     # # # #

The following materials are presented by Bob Morrison to The Quaker Oats Company employees:

                         [The Quaker Oats Company Logo]

                                                                December 4, 2000

Fellow Quaker Employees:

I want to share with you an exciting development. Quaker's Board of Directors has approved an agreement to merge with PepsiCo--a transaction that would provide tremendous growth opportunities for our brands and our people. After shareholder and regulatory approvals, Quaker shareholders will receive an exchange of 2.3 shares of PepsiCo stock, for each share of Quaker stock they own. The exchange ratio is subject to adjustment such that the value to be received per Quaker share will not exceed $105.

Combining our brands, our people and our will-to-win with PepsiCo's scale, its resources and its infrastructure will allow us to unlock the tremendous growth potential of our Gatorade brand and leverage the strength of our foods business, giving us greater scale and efficiency in all parts of the world. The new, combined entity will have sales nearing $25 billion, with leading positions across many beverage and food categories. Much like Quaker, PepsiCo has a strong history of building and growing its brands, including Frito-Lay, Tropicana and of course Pepsi and Mountain Dew. With PepsiCo's established infrastructure in more than 190 countries and territories, this merger will move Quaker from being a multi-regional company, to being a part of a truly international organization.

PepsiCo's intent is to keep our headquarters in Chicago and to merge our talent and expertise in marketing, manufacturing and sales with its existing organization. They are looking to complement our capabilities with their strong up-and-down-the-street distribution, food service and vending capabilities around the world. I will stay on as Chairman and CEO of Quaker and join PepsiCo's board of directors as Vice Chairman. Our business leaders will continue in their roles.

I know on a personal level that this announcement raises many questions. We'll try to keep you informed of up-to-the-minute details as this transaction progresses. Please understand that it will likely take several months before we have shareholder approval and before we are able to finally close the deal. In this context, it will be absolutely critical that we keep our eye on the ball. ensuring a strong finish to this year and a strong start to the year 2001. Our goal is to enter this merger with momentum to highlight the strengths of our brands and our people.

PepsiCo's next Chairman and Chief Executive Officer, Steve Reinemund, plans to be in Chicago Tuesday to host a Town Hall meeting with me at the Chicago Marriott on Michigan Avenue at 9:30 a.m. We will teleconference and videotape that meeting so that all Quaker employees can hear about our vision for combined future growth.

We're hosting a joint presentation to the financial community this morning at 8:00 a.m. (CST). It can be accessed at that time and also referenced later on our website http://www.quakeroats.com. You also can call for a replay recording of the presentation after 11:00 a.m. (CST) by dialing 888-203-1112 in the U.S., or by dialing: 719-457-0820 for international callers. The reservation number is 496950.

This is a new beginning for The Quaker Oats Company. The accelerated growth opportunities this merger brings will give us a future that is brighter than ever, enhanced by the scale and opportunities of our new, combined international organization.

                                       Sincerely,


                                       /s/ Bob Morrison

MERGER FACT SHEET

TERMS OF MERGER AGREEMENT:

PepsiCo, Inc. and The Quaker Oats Company have reached an agreement to merge in a tax-free, stock-for-stock transaction. The transaction will be accounted for as a pooling of interests.

Shareholders of Quaker will receive 2.3 shares of PepsiCo stock (PEP) for each share of Quaker stock (OAT) that they own, subject to adjustment as described below.

TIMING:

We hope to complete the merger in the second quarter of 2001. The transaction is subject to the approval of the shareholders of both PepsiCo and Quaker, is subject to the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, and domestic and international regulatory review. The SEC also has to approve the pooling treatment.

ADDITIONAL TERMS AND CONDITIONS:

o The transaction is capped as follows: If PEP's market price is greater than $45.65 per share, the exchange ratio will be adjusted downward to provide an exchange ratio which, when multiplied by PEP's market price, will be equal to $105 per OAT share.

o Quaker has the right to walk away from the agreement without a penalty if PEP's market price is less than $40 per share, or the equivalent of $92 per OAT share. However, Quaker cannot walk away if the exchange ratio is adjusted upward as follows: $92 divided by PEP's market price.

o If Quaker were to enter a new agreement with a third party, Quaker is required to pay a $420 million break-up fee.

o Quaker will grant PepsiCo a 19.9% stock option with an exercise price of $95 per share. The profit on this option is capped at $460 million dollars, less any amount paid pursuant to the break up fee.

BENEFITS OF MERGER:

o It offers an immediate and attractive premium on OAT shares.

o And for shareholders who take a longer-term view, there is an opportunity to participate in one of the strongest growth stories in food and beverage. The combination of Quaker and PepsiCo has the potential to create significant long-term value for OAT shareholders by providing opportunities for enhanced sales and earnings growth, over time.

o The deal brings together great brands from both companies.

o The deal provides greater growth prospects for Quaker brands by offering the synergies of greater scale in purchasing, manufacturing, selling and distribution--domestically and internationally.

EMPLOYEE QUESTIONS
------------------

RATIONALE FOR MERGER:
---------------------

WHAT ARE THE BENEFITS/SYNERGIES OF THIS MERGER?

o From a shareholder standpoint, this merger delivers significant value. To give you an example, under the terms of the transaction, using PepsiCo's closing stock price on December 1, 2000, shareholders would have received approximate returns as follows:

   o  From beginning of the year 2000 = 48% return

   o  End of first quarter = 60% return

   o  End of second quarter = 30% return

   o  End of third quarter = 23% return

   o  Since 11/1/00 = 19% return

o From a Company standpoint, we'll become part of a premier consumer products company--one of the top five in the world--with very strong prospects for continued future growth.

o This combination will give us greater scale with customers and suppliers (such as purchasing of P.E.T., sweeteners, corrugated, advertising, etc.)

o This combination will give us greater distribution opportunities--such as opportunities to get Quaker products into up-and-down the street, vending, and on-premise/food service channels.

o According to PepsiCo, by leveraging the much larger scale of Gatorade's powerful warehouse distribution system, PepsiCo's Tropicana juice unit will gain the scale it needs to make its ambient (shelf-stable) juice brands stronger and more profitable.

   Distributing Quakers snacks through Frito-Lay's vast distribution system will create very substantial growth opportunities both in the U.S. and internationally. (PepsiCo's annual report indicates that Frito-Lay distribution reaches 470,000 retail outlets in North America--and that it can put a new product through its system in a matter of weeks.)

o This combination could give us greater scale/efficiency in hot-fill manufacturing with the opportunity to leverage our expertise to products such as Tropicana, SoBe, Starbuck's Frappuchino and Lipton Teas.

o This combination gives us potentially greater international reach. PepsiCo operates in 190 countries and territories around the world.

o This combination will create an entity with greater resources--to fund new ideas, expansions and potential acquisitions.

WHAT ARE THE ANTICIPATED SAVINGS OF BLENDING THE TWO COMPANIES?

The merger is driven by growth opportunities. PepsiCo has not yet fully quantified what they believe the cost synergies to be. As the deal is finalized, they will likely determine cost, procurement, advertising, operating, administrative overhead and manufacturing synergies that may exist.

QUAKER OPERATIONS:

WHAT HAS PEPSICO SAID ABOUT ITS PLANS FOR QUAKER?

PepsiCo intends to merge our talent and expertise in marketing, manufacturing and sales with its existing organization. They've said that PepsiCo and Quaker are very compatible in that both are builders of leading brands, both have achieved successful turnarounds in recent years, and both place a high value on world-class talent.

We don't have all of the answers today, but we will try to get answers quickly and communicate decisions to everyone. But, in the near term, it's business and processes as usual. That's why the most important thing everyone can do is to continue to execute the operating plans we have in place.

DO OUR PLANS TO PROTECT EMPLOYEES APPLY?

If shareholders approve this transaction, it will trigger what is called a "change in control" at that time. Many Quaker benefit plans include provisions to protect employees in the event of a change of control. Employees should consult their benefits handbook for details.

WILL I HAVE A JOB WITH PEPSICO?

We don't have specific answers today. Again, PepsiCo has indicated its intent to keep operations based in Chicago and places a great emphasis on retaining the talent that drives our businesses across our Company. At this time, we do not have all of the specifics. For the near term, it is business and processes as usual for everyone. Bob Morrison and the senior management team will stay in place. Once the transaction is complete, they're expected to operate Quaker as a division of PepsiCo.

WHAT IS THE DIFFERENCE BETWEEN PEPSI AND PEPSICO?

PepsiCo is the parent company of Frito-Lay, Pepsi-cola and Tropicana. The Quaker Oats Company will become another division of PepsiCo.

WHAT DO I TELL NEW HIRES/PEOPLE WHO HAVE NOT STARTED YET, BUT HAVE ACCEPTED OFFERS?

Those offers are still valid and we'll be conducting business as usual.

DO WE CONTINUE TO WORK ON...?

o  North American Cereals Manufacturing Study (NAMS) consolidation

o  Integrated Business Solutions (IBS) implementation

o  Non-Traditional Purchasing (NTP) program

o  Cost Management Process (CMP) programs

o  Qnet upgrade

o  Self-managed Travel Dept. (on-line booking tool, ARC system)

o  Recruiting

Yes, to all of the above.

ONCE THE MERGER IS COMPLETE, WHO WILL MANAGE THE QUAKER BUSINESSES?

PepsiCo's intention is to utilize Quaker's strong management team. Bob Morrison will continue as Quaker's Chairman, president and CEO, and join the Pepsi Board as Vice Chairman. Our business leaders are expected to continue in their roles as well.

DOES THIS IN ANY WAY CHANGE QUAKER'S PLANS TO CLOSE THE ST. JOSEPH AND SHIREMANSTOWN PLANTS?

No. We are proceeding with implementation of decisions coming from our North American Cereals Manufacturing study.

WILL THE CHICAGO HEADQUARTERS OFFICE STILL BE RELOCATED TO MONROE STREET?

It is PepsiCo's intention to continue to run the Quaker business as a separate division from Chicago. At this point, this includes the move to 555 W. Monroe.

TRANSACTION
-----------

EXPECTED DATES OF FINALIZATION?

We hope to complete the transaction in the second quarter of 2001. In the meantime, PepsiCo and Quaker shareholders will be asked to approve the transaction, and regulators will be asked to approve the deal as well.

Until these approvals are complete, we will continue to operate independently as The Quaker Oats Company.

WHEN WILL WE KNOW THE EXACT VALUE OF THE DEAL?

The total value will be determined at the time the transaction closes. We expect that closing will be sometime in the second quarter of 2001 after shareholder and regulatory approval is received.

COMPENSATION
------------

DO WE DO 2000 PMP'S? ARE THE VIP AND MIB PROGRAMS STILL IN PLACE?

Yes. It is very important that employees continue to get the feedback they need and expect.

WILL RECEIVE OUR 2001 ESOP AWARD?

Yes.

WILL ELIGIBLE MANAGERS STILL RECEIVE THEIR 2001 OPTION AWARD IN MARCH?

No. We understand that PepsiCo will address long-term compensation plans after the transaction closes.

WILL ELIGIBLE MANAGERS HAVE THE OPTION TO INVEST IN IIP?

No. We understand that PepsiCo will address long-term compensation plans after the transaction closes.

WHAT HAPPENS TO QUAKER STOCK OPTIONS? VESTED? UNVESTED?

All options vest upon "change in control," as do IIP shares.

ARE WE STILL ELIGIBLE FOR BONUSES FOR WORK DONE IN 2000?

Yes--and you're also eligible for bonuses under Quaker's plans in 2001 until the date the transaction closes. That's why it's important to continue delivering strong results and running our businesses and processes as usual.

LEARNING MORE/FUTURE COMMUNICATIONS
-----------------------------------

HOW WILL WE LEARN MORE ABOUT THE MERGER?

Corporate Communications will continue to send updates via Mid-Day and Qnet as more information becomes available. The Company also will work with management to facilitate face-to-face meetings with employees.

WHAT DO I DO IF I HAVE QUESTIONS?

Employees can send any questions to the Mid-Day News mailbox. Please understand it will probably take a little time to get answers.

MID DAY

WE ALL WANT ANSWERS TODAY, BUT THIS WILL TAKE SOME TIME...

Whether today's news excites you, energizes you, puzzles you or scares you, chances are you're still wondering how long it will take to get answers to questions about how this proposed change affects you personally.

For many parts of our business, this merger represents exciting new opportunities. PepsiCo's intent is to keep Quaker headquartered in Chicago as a separate division headed by Bob Morrison as Chairman, president and CEO. It also intends to retain the talent that's driving Quaker's businesses -- both foods and beverages. This merger gives us the opportunity to unlock the tremendous growth potential of Gatorade, and leverage the strengths of our food business. The synergies of this combined organization are expected to lead us to greater profitable growth, over time.

Pending shareholder acceptance and regulatory approvals, we expect that the merger will be completed sometime in the first half of 2001.

It's Quaker's intention to run our businesses as usual. We're still pursuing the goals of our 2000 and 2001 operating plans. To keep our stock price, as well as PepsiCo's stock price, healthy, we have got to stay focused on delivering strong results.

Our benefit plans -- including recent selections in the Quakerflex enrollment plan -- still apply.

Additional questions can be sent to the "Mid-Day News" mailbox.

TOWN HALL TOPICS MEETING SCHEDULED FOR TUESDAY MORNING...

Quaker Oats CEO Bob Morrison and PepsiCo President and COO Steve Reinemund jointly will host a special Town Hall Topics Meeting at 9:30 a.m., Tuesday, Dec.
5. The meeting will take place in the Grand Ballroom at the Chicago Marriott Hotel downtown, 541 N. Rush St. (click here for directions and a map). Employees must bring their Quaker IDs to the meeting in order to be admitted. Security will be checking identifications. Employees should enter the hotel through the Rush Street entrance. The meeting will be teleconferenced to Quaker field locations were possible. Videotapes of the meeting will be sent to locations outside the Tower later in the week.

                         [The Quaker Oats Company Logo]

                                                                December 4, 2000

QUAKER CUSTOMER ORGANIZATION:

The Quaker Oats Company and PepsiCo today announced an agreement to merge Quaker with PepsiCo, a deal in which each share of Quaker stock will be exchanged for
2.3 shares of Pepsi. (That exchange ratio is subject to adjustment, such that the value an closing cannot exceed $105 per Quaker share--a provision known as a "cap".)

This is exciting news for Quaker. Our strong brands, combined with PepsiCo's scale and extended reach -- domestically and internationally -- will help us to unlock the tremendous growth potential of Gatorade and leverage the strengths of our food business. The synergies of this combined organization should lead us to greater long-term profitable growth.

Pending shareholder acceptance and regulatory review, we expect that the merger will be complete sometime in the second quarter of 2001. PepsiCo's intent is to operate Quaker as a separate division with our headquarters remaining in Chicago. More details an transition plans will be made available as soon as decisions are finalized.

I am sure you have questions about what this means for you personally and the Customer Organization. For the near term, it is business as usual for the people and processes we have in place. Looking a bit further ahead, we have already begun working with Pepsi management to assess options for the future.

While our infrastructure may not be exactly the same as it is today. Pepsi intends to keep our warehouse-delivery system for Gatorade and is very interested in -- and has a high value for -- our foods business. They've acknowledged the strength of our brand positions and our focus on healthy grain-based foods, which complement their strong, leading brand positions.

I intend to visit all CBCs in the near future to answer all your questions. In the meantime, stay focused on our priorities. We are off to a great Gatorade 2001 Season-Sell. KEEP IT UP!

This is a new beginning for Quaker. We're closing a 100-year chapter as an independent company, and opening the next with a future that is brighter than ever.

                                  Best Regards,

                                   TERRY MOHR
                              SENIOR VICE PRESIDENT
                          QUAKER CUSTOMER ORGANIZATION

Quaker Field Leadership:

            Your IMMEDIATE attention is needed!

            Quaker today issued a joint press release announcing plans to merge with PepsiCo. Via e-mail, you should have already received a letter from Bob Morrison.

            SPECIFICALLY, WE NEED YOUR COMMUNICATIONS HELP IN TWO AREAS:

            1) EMPLOYEE COMMUNICATIONS: We ask that you review the attached information and make it available as you deem appropriate at your locations. This information will be available through Qnet, so you may want to think specifically about employees at your facility who do not have access to Qnet or electronic communications. The same is true for the letter from Bob Morrison to all Quaker employees.

            2) LOCAL FACILITY MEDIA QUERIES: It is likely that local media will call you for a comment. The attached key messages and Q&A series are designed to help you handle these calls. As you know from experience, reporters will try to get you to speculate, predict, or comment on the merger itself, so it's important to stick to facts that are indicated in the information provided. Any inquiries that go beyond the key messages provided in the attached document should be directed to our corporate spokespeople -- as they have been briefed by management on how to respond. And, of course, please keep in mind that there is no such thing as an "off the record" comment. Mark Dollins is available at Tower extension 7399, and Allison Harmon is available at extension 6914.

Your cooperation is appreciated.

We will keep you posted as more information becomes available.

Corporate Communications

The following materials are from a conference call with Bob Morrison on December 4, 2000:

Thank you, Roger.

My comments will be brief.

I simply want all of you who are listening--analysts, shareholders, the business press and our employees--to know that I'm really thrilled with the prospect of combining Quaker Oats with PepsiCo.

o  First of all, this merger is a wonderful thing for our shareholders.

   For the three-years through Oct. 31 of this year -just two days before takeover rumors hit the press -- Quaker shareholders have seen an average annual total return of nearly 22 percent, a return that far outdistances the performance of any of our peers over that period.

   At Friday's close, the anticipated Pepsi deal will provide a premium of nearly 20 percent on top of the October 31 price.

   Clearly, this represents an extremely attractive immediate return.

                                     (PAUSE)

   But, of even greater importance to those shareholders who take a longer-term view, there is an opportunity here to participate in one of the most dramatic growth stories in food and beverage history.

   Many of you are sadly aware that, in recent times, mergers, in our industry or others, often bring together one struggling company with another--or, at best, one struggling company with one that's performing well.

   This merger is unusual, if not unique, in that it is combining two companies that are both firing on all cylinders--leading their industries in every respect.

   This combination presents the prospects of a truly awesome growth story and, therefore, impressive future returns for our shareholders, over time.

                                     (PAUSE)

o  This merger is also wonderful for our employees.

   Quaker employees are winners. This merger will provide them with an order-of-magnitude increase in the resources available to keep on winning in the marketplace.

   The merger will also provide them with an opportunity to grow, on a personal level, in a company long known for identifying and developing a diverse group of strong leaders.

   Our employees will thrive in this environment and will see greater career growth possibilities than were possible in a stand-alone Quaker Oats company.

                                     (PAUSE)

I'm genuinely excited to join Roger, Steve and Indra as a part of the PepsiCo leadership team.

I firmly believe we're going to do great things together.

                                     ###

The following materials are presented by Bob Morrison on December 4, 2000:

Hello, this is Bob Morrison:

By now many of you have read today's reports on Quaker's plans to merge with PepsiCo. This is exciting news for both organizations.

Combining our brands, our people and our will-to-win with Pepsi's allows us to unlock the tremendous growth potential of Gatorade, and leverage the strengths of our food business. The synergies of this combined organization will lead us to accelerated profitable growth.

As a five-billion-dollar company, we've been winning in the marketplace. As part of a 25 billion-dollar company, I'm confident that we can deliver even stronger performance. Pepsi shares our passion for brands, innovation and world-class talent. This is apparent in their brands - Frito-Lay, Tropicana and --of course-- the Pepsi brand.

I'm pleased to tell you that Pepsi's intent is to keep our operations here in Chicago, utilizing our existing supply chain, marketing and sales organizations. I will stay on as Chairman and CEO of Quaker and join PepsiCo's board of directors as Vice Chairman.

We'll have more details in the coming days. On Tuesday morning, Steve Reinemund -- Pepsi's President and Chief Operating Officer-- and I will host a Town Hall at 9:30 at the Chicago Marriott ballroom.

For now, stay focused on finishing the year 2000 as strongly as we began it. We want to get off to a strong start in 2001 -- a year which will prove to be the most exciting in our Company's history. See you tomorrow.

The following material is a letter from Bob Morrison on December 4, 2000, to The Quaker Oats Company shareholders:

                                                                December 4, 2000

Dear Quaker Shareholders:

Today, The Quaker Oats Company and PepsiCo, Inc. announced exciting plans to merge to create one of the top five consumer packaged goods companies in the world.

Combining our brands, our people and our will-to-win with PepsiCo's scale, resources and infrastructure will allow us to unlock the tremendous growth potential of Gatorade and leverage the strengths of our foods business, giving us greater scale and efficiency in many parts of the world. The new, combined entity will have sales of around $25 billion, with leading positions across many beverage and food categories.

Much like Quaker, PepsiCo has a strong history of building and growing its brands, including Frito-Lay, Tropicana and, of course, Pepsi and Mountain Dew. With PepsiCo's established infrastructure in more than 190 countries and territories, this merger will move Quaker from being a multi-regional company, to being a part of a truly international organization.

The attached press release provides additional information about the transaction. A Proxy Statement/Prospectus relating to the merger will soon be filed with the Securities and Exchange Commission. Once approved, it will be mailed to you for your consideration and vote.

We look forward to communicating future updates on the transaction.

                                    Sincerely,

                                    Robert S. Morrison
                                    Chairman, President and CEO